Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated March 3, 2009 (except for Note 3, as to which the date is May 18, 2009) with respect to the consolidated financial statements and schedule of Aviv Healthcare Properties Limited Partnership and Subsidiaries, our report dated March 12, 2009 with respect to the financial statements of Aviv Asset Management, L.L.C., and our report dated May 18, 2009 with respect to the balance sheet of Aviv REIT, Inc., included in Amendment No. 4 to the Registration Statement (Form S-11, No. 333-152039) and related Prospectus of Aviv REIT, Inc. for the registration of its common stock.

/s/ Ernst & Young LLP

Chicago, Illinois
August 21, 2009